MALA NOCHE RESOURCES CORP.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Monday, June 28, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 a.m., Pacific Time, on Thursday, June 24, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00QXVA

Appointment of Proxyholder

I/We, being holder(s) of Mala Noche Resources Corp. hereby appoint(s): Wade Nesmith, Executive Chairman, and **David Blaiklock**, Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of **Mala Noche Resources Corp.** to be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on Monday, June 28, 2010 at 9:00 a.m., Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To Set the Number of Directors at eight (8).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Wade Nesmith	☐	☐	02. Eduardo Luna	☐	☐	03. David Demers	☐	☐
04. John A. Beaulieu	☐	☐	05. Michael Riley	☐	☐	06. Joseph Conway	☐	☐
07. Grant Edey	☐	☐	08. Robert Quartermain	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of **Deloitte & Touche LLP** as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
4. New Control Person To approve the issue of Common Shares to a new control person of the Company.	☐	☐
5. Consolidation of Common Shares To approve a consolidation of the Common Shares on the basis as set out in the Information Circular for the Meeting.	☐	☐
6. Alteration to Articles To authorize alterations to the Company's Articles as set out in the Information Circular for the Meeting.	☐	☐
7. Grant of Options To approve by disinterested shareholders the grant of options to insiders of the Company as set out in the Information Circular for the Meeting.	☐	☐
8. Amendments to Existing Share Option Plan To approve by disinterested shareholders amendments to the Company's existing share option incentive plan as set out in the Information Circular for the Meeting.	☐	☐
9. Additional Contingent Amendments to Existing Share Option Plan To approve certain additional amendments to the Company's existing share option incentive plan that will be effective if the Company lists on the Toronto Stock Exchange as set out in the Information Circular for the Meeting.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.